EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

Second 2022 interim dividend of €0.69/share, an increase of 5% compared to 2021

The Board of Directors of TotalEnergies SE, meeting on July 27, 2022 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, declared the distribution of the second 2022 interim dividend at €0.69/share, similar to the first 2022 interim and an increase of 5% from the interim and the final dividends paid for the 2021 financial year. This increase is in line with the shareholder return policy for the financial year 2022 as announced by the Board in February 2022 and confirmed at the Annual General Meeting of May 25, 2022.

This second interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	ADS holders

Ex-dividend date	January 2, 2023	December 29, 2022

Payment date	January 12, 2023	January 25, 2023

TotalEnergies and Veolia partner to build one of the largest solar photovoltaic systems for a desalination plant in Oman

On July 27, 2022, TotalEnergies and Veolia signed an agreement to start the construction of one of the largest solar photovoltaic (PV) systems providing power for a desalination plant in Oman, in the city of Sur. The power plant will be located on the site of the Sharqiyah Desalination plant, which is a reference in Oman and in the gulf region, supplying drinking water to more than 600,000 inhabitants of the Sharqiyah region.

This 17-megawatt peak (MWp) solar project will be the first of its kind to be installed in the region. It produces annually over 30,000 megawatt-hours (MWh) of green electricity, or more than a third of the desalination plant's daily consumption, enabling it to avoid close to 300,000 tons of CO2 emissions.

This is in line with Oman’s National Energy Strategy to convert 30% of its electricity use to renewable sources by 2030. The plant is expected to be equipped with more than 32,000 high-efficiency solar panels and will use an innovative East-West tracker system to increase energy production. It will cover an area of 130,000 square meters, equivalent to approximately 18 football pitches.

Nigeria: Start of production from the Ikike Field

On July 25, 2022, TotalEnergies, OML99 operator (40%) in partnership with the Nigerian National Petroleum Corporation (NNPC, 60%), announced the start of production from the Ikike field, in Nigeria.

Located 20 kilometers off the coast, at a depth of about 20 meters, the Ikike platform is tied back to the existing Amenam offshore facilities through a 14 km multiphase pipeline. It is expected to deliver peak production of 50,000 barrels of oil equivalent per day by the end of 2022.

The Ikike project leverages existing facilities to keep costs low, and is designed to minimize greenhouse gas emissions: estimated at less than 4kg CO2e/boe, they will contribute to reducing the average carbon intensity of TotalEnergies’ upstream portfolio. In addition, 95% of hours were worked locally: the jacket as well as the topside modules were entirely built and integrated by local contractors.

France: Commitment to large-scale fuel price reduction program until year-end for all of TotalEnergies service stations in France

On July 22, 2022, TotalEnergies announced that, to meet the expectations of French people affected by the increase in energy prices and the impact on their purchasing power, the Company initiated a largescale fuel price reduction program for all of its service stations in France, effective until year-end.

From September 1 to November 1, TotalEnergies will lower its petroleum fuel prices sold in service stations by €0.20/liter compared to global market quotation prices, followed by a €0.10/liter reduction from November 1 to December 31.

These price reductions, which complement the government’s own measures, will apply from the first liter purchased, with no limit on amounts, for all petroleum fuel sold in service stations. On June 30, 2022, TotalEnergies annouced a summer discount of €0.12/liter on fuel in all of the motorway service stations under the TotalEnergies banner in mainland France from July 1 to August 31, 2022.

United States: Start-up of new ethane cracker in Port Arthur

On July 21, 2022, Bayport Polymers LLC (“Baystar”), a 50/50 joint venture (JV) between TotalEnergies and Borealis, announced the start-up of commercial operations of a new ethane cracker with an expected annual production capacity of one million tons of ethylene.

This approximately $2 billion project built on the site of and operated by the TotalEnergies Refinery in Port Arthur, Texas, represents 14 million hours worked with more than 2,500 workers at peak construction.

The ethylene produced by the cracker will be used as feedstock to supply Baystar's existing polyethylene (PE) units, as well as a new Borstar® technology polyethylene unit currently under construction in Bayport, Texas.

TotalEnergies definitively withdraws from Myanmar

On January 21, 2022, TotalEnergies announced its decision to withdraw from the Yadana field and from gas transportation company MGTC in Myanmar, both as shareholder and as operator. In a context of continuing deterioration of the human rights situation in Myanmar, this decision resulted from the assessment that TotalEnergies was no longer able to make a sufficiently positive contribution in the country, and was not able to meet the expectations of stakeholders who were asking to stop the revenues going to the Burmese state through the state-owned company MOGE from the Yadana field production. In accordance with the contractual 6-month notice period, this withdrawal became effective on July 20, 2022. This withdrawal was made in compliance with the European sanctions put in place in February 2022.

Since January 2022, TotalEnergies has continued to act as a responsible operator and has undertaken due diligence to ensure it withdraws in a responsible manner towards its stakeholders in Myanmar, including its employees as well as the long-standing supported local communities. As such, TotalEnergies worked closely with PTTEP, Thailand's national company, which was appointed as the new operator by the project partners, to guarantee the continuity and safety of production at the Yadana gas field while ensuring an orderly transfer of operations.

All our employees in Myanmar were offered employment with the new operator, under the same job and salary conditions, thus securing their professional future. In addition, a complementary support agreement, through a contribution to a dedicated fund, was also set up between TotalEnergies and PTTEP to continue the historic economic development program with local communities in the MGTC pipeline area.

As TotalEnergies definitively withdraws from Myanmar, our Company repeats its condemnation of the abuses and human rights violations taking place in this country and reaffirms its support to the people of Myanmar and its hope for a swift return to peace and rule of law.

Papua New Guinea: New milestone towards Papua LNG development

On July 20, 2022, TotalEnergies, as operator, announced the decision of the Papua LNG joint venture to launch the first phase of front-end engineering and design (FEED) studies for the Papua LNG project's upstream production facilities. In parallel, studies for the downstream liquefaction facilities are progressing in line with the overall project schedule, and the objective is to launch the integrated FEED in the fourth quarter of 2022. The project is targeting a final investment decision around the end of 2023, and a start-up at the end of 2027.

The Papua LNG joint venture is committed to developing a landmark project in terms of sustainability, biodiversity, and low carbon emissions. Specifically, the project targets the incorporation of a carbon capture and storage scheme for the fields' native CO2, which is expected to be reinjected into the reservoirs.

Algeria: New production sharing contract signed with Sonatrach in the Berkine Basin

On July 19, 2022, TotalEnergies signed with Sonatrach, Occidental and Eni an extension of its production sharing contract for a period of 25 years for onshore Blocks 404a and 208 in the Berkine basin, in Eastern Algeria. This contract, signed under the new Algerian Hydrocarbon Law published in 2019, allows the potential development of additional liquids hydrocarbon resources, while reducing these fields’ carbon intensity through a dedicated carbon reduction program. The opportunity to develop and valorize associated gas resources will be studied by the partners, with the objective of increasing export potential towards Europe.

United Arab Emirates: TotalEnergies and ADNOC expand strategic alliance

On July 19, 2022, TotalEnergies announced that, on the occasion of the state visit in Paris of His Highness Sheikh, Mohamed bin Zayed Al Nahyan, President of the United Arab Emirates, TotalEnergies and Abu Dhabi National Oil Company (ADNOC) signed a strategic partnership agreement that aims to jointly evaluate new growth opportunities in the following areas:

●	development of oil and gas projects in the UAE to ensure sustainable energy supply to the markets and contribute to global energy security;
●	supply of diesel from the UAE to France;
●	prospects for a commercial carbon capture, utilization, and storage project in the UAE.

Kharyaga

On July 6, 2022, TotalEnergies announced that, in line with our principles of conduct stated on March 22, 2022 regarding our withdrawal from the Russian oil business, and following the transfer of the operator's role to Zarubezhneft and the reduction of our interest from 40% to 20% in 2016, TotalEnergies agreed to transfer to Zarubezhneft the remaining 20% interest that the Company held in the Kharyaga oil field. This transaction is subject to the approval of the Russian authorities.

Gabon: TotalEnergies and Compagnie des Bois du Gabon joined forces to develop a new forest management model combining wood production and carbon sinks

On June 15, 2022, TotalEnergies and Compagnie des Bois du Gabon (CBG) joined forces to develop a forward-looking model of sustainable and responsible forest management that combines sustainable harvesting, biodiversity conservation, and long-term carbon storage. TotalEnergies became CBG's leading partner after acquiring 49% of its capital from Criterion Africa Partners.

CBG is a key player in Gabonese forestry, recognized for its responsible and sustainable management of 600,000 hectares of forest, certified to the highest international standards of the Forest Stewardship Council (FSC), and for its ongoing contribution to protecting biodiversity.

The forest management model applied by the partners aims at developing a new balance between, on the one hand, the harvesting and local processing of sustainable wood combined with carbon storage and, on the other, the production of related carbon credits thanks to the reduced impact of forest operations, reforestation, agroforestry and conservation of natural forests. This new model is in line with the “Green Gabon” vision of the Gabonese authorities – the country’s development strategy to sustainably manage its natural resources for the benefit of the population – as well as Gabon's climate policy.

India: TotalEnergies and Adani joined forces to create a world-class green hydrogen company

On June 14, 2022, TotalEnergies announced it entered into an agreement with Adani Enterprises Limited (AEL) to acquire a 25% interest in Adani New Industries Limited (ANIL). ANIL is meant to be the exclusive platform of AEL and TotalEnergies for the production and commercialization of green hydrogen in India. ANIL will target a production of one million metric tons of green hydrogen per year (Mtpa) by 2030, underpinned by around 30 gigawatts (GW) of new renewable power generation capacity, as its first milestone.

In order to control green hydrogen production costs, ANIL will be integrated along the value chain, from the manufacturing of equipment needed to generate renewable power and produce green hydrogen, to the production of green hydrogen itself and its transformation into derivatives, including nitrogenous fertilizers and methanol, both for the domestic market and export. To start with, ANIL intends to develop a project to produce 1.3 Mtpa of urea derived from green hydrogen for the Indian domestic market, as a substitution to current urea imports, and expects to invest around $5 billion in a 2 GW electrolyzer fed by renewable power from a 4 GW solar and wind farm.

This partnership is based on the complementarity of the two companies. Adani will contribute its knowledge of the Indian market, execution capabilities, and operations and capital management excellence. TotalEnergies will offer its understanding of the global markets, expertise in renewable technologies and large-scale industrial projects, and financial strength, enabling ANIL to lower its financing cost. The partners' complementary strengths will help ANIL deliver one of the largest green hydrogen ecosystems in the world, which will enable one of the lowest green hydrogen costs for consumers.

Qatar: TotalEnergies the first company selected to partner with QatarEnergy on the giant North Field East LNG project

On June 12, 2022, following the request for proposals in relation to partner selection for the North Field East (NFE) liquified natural gas project, TotalEnergies was awarded a 25% interest in a new joint venture (JV), alongside national company QatarEnergy (75%). The new JV will hold a 25% interest in the 32 million tons per annum (Mtpa) NFE project, equivalent to one 8 Mtpa LNG train.

The NFE, launched by QatarEnergy in summer 2019, is currently under construction. It is intended to increase Qatar's total LNG export capacity from 77 Mtpa to around 110 Mtpa by 2027, thanks to the construction of four 8 Mtpa trains. The upstream part of the project will develop the southeastern area of the field with 8 platforms, 80 wells and gas pipelines to the onshore plant.

All 24 Hours of Le Mans race cars used 100% renewable fuel produced by TotalEnergies

On June 10, 2022, TotalEnergies announced that for the first time in the endurance event’s history, the 62 race cars competing in the 90th 24 Hours of Le Mans (held on June 11-12, 2022) were supplied with a 100% renewable fuel developed and produced by TotalEnergies: Excellium Racing 100. This zero-oil fuel aims at delivering a reduction in CO2 emissions of at least 65% over its lifecycle.

As the hydrogen partner to Automobile Club de l'Ouest (ACO) and the “H24 Racing” team, TotalEnergies also deployed this year a mobile hydrogen filling station at Le Mans to supply the “H24” hydrogen prototype that took part in the Road to Le Mans support races. The project “H24 Racing”, developed jointly by Automobile Club de l'Ouest and electric-hydrogen specialist Green GT, aims to present an electric-hydrogen race car at the 24 Hours of Le Mans in 2025.

TotalEnergies welcomed the first 10 start-ups to its electricity start-up accelerator TotalEnergies On at STATION F in Paris

On May 30, 2022, during the inauguration of TotalEnergies On – TotalEnergies' start-up accelerator at the world’s largest start-up campus, STATION F in Paris – Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, and Xavier Niel, founder of STATION F, welcomed the first 10 start-ups to the accelerator program dedicated to electricity.

In line with TotalEnergies' ambition to be a major player in the energy transition, TotalEnergies On intends to support the development of new companies in the electricity and renewable energy sector. This program is aimed at start-ups offering innovative solutions, particularly digital ones, across the electricity value chain. The selected start-ups benefit from privileged access to TotalEnergies’ experts, a testing ground for their developments within TotalEnergies’ businesses. They also benefit from the STATION F ecosystem, due to being hosted at TotalEnergies On.

United States: TotalEnergies to acquire 50% of Clearway Energy Group, the 5th largest U.S. renewable energy player

On May 25, 2022, TotalEnergies announced the signing of agreements with Global Infrastructure Partners (GIP) to acquire 50% of Clearway Energy Group (CEG), the 5th largest US renewable energy player. Upon closing, this will constitute its largest acquisition in the renewable energy sector in the United States, one of the top 3 renewable markets in the world. With this transaction, TotalEnergies will further accelerate its growth in the renewable energy sector by partnering with GIP, a leading global infrastructure fund.

CEG is a developer of renewables projects and controls and owns a 42 % economic interest in its listed subsidiary, Clearway Energy Inc. (NASDAQ: CWEN), into which projects are transferred when they reach commercial operation.

With this acquisition, TotalEnergies will establish a major position in the U.S. renewable energy and storage market. Clearway has 7.7 GW1 of wind and solar assets in operation through CWEN and has a 25 GW pipeline of renewable and storage projects, of which 15 GW are in an advanced stage of development. Headquartered in San Francisco, Clearway has approximately 760 employees.

As consideration, GIP will receive $1.6 billion in cash and an interest of 50% minus one share in the TotalEnergies subsidiary that holds its 50.6% ownership in SunPower Corporation (NASDAQ: SPWR), a leader in residential solar in the U.S. The transaction takes into account valuations of $35.10 per share for CWEN and $18.00 per share for SunPower.

As part of this partnership, TotalEnergies intends to enhance Clearway’s growth prospects by providing CWEN in the U.S. with access to its power trading capabilities and will give it priority on the farm down of its own developed projects.

The acquisition will bring TotalEnergies' renewable portfolio in the U.S. to more than 25 GW and contribute to the objective that the United States account for at least 25% of TotalEnergies’ global target of 100 GW by that time.

Both transactions are subject to customary conditions, including receipt of requisite regulatory approvals.

South Korea: TotalEnergies signed LNG long-term sale contract with Hanwha Corporation

On May 24, 2022, against the backdrop of World Gas Conference 2022, TotalEnergies announced the signing of a Sale and Purchase Agreement (SPA) with Korea’s Hanwha Energy Corporation for the supply of 600,000 metric tons of liquefied natural gas (LNG) per year over 15 years, expected to start in 2024.

The LNG will be sourced from TotalEnergies’ global LNG portfolio, delivered to the Tongyeong regasification terminal in South Korea, and then used to supply Hanwha & HDC’s greenfield 1 GW power plant currently under construction next to the terminal.

United States: launch of carbon capture project to decarbonize liquefied natural gas production at Cameron LNG

On May 23, 2022, TotalEnergies announced it signed an agreement with Sempra Infrastructure, Mitsui & Co., Ltd. and Mitsubishi Corporation for the development of the Hackberry Carbon Sequestration (HCS) project at Cameron LNG, a natural gas liquefaction and export facility located in southwest Louisiana, United States.

The HCS project is primarily designed for capture, transportation, and storage of carbon dioxide (CO2) from Cameron LNG. The CO2 will be captured by the acid gas removal units, dehydrated, compressed, and transported by pipeline about 10 kilometers away. It will then be permanently stored in a saline aquifer using an injection well with a capacity of up to 2 million tons of CO2 per year. In August 2021, the HCS project filed an application with the U.S. Environmental Protection Agency (EPA) for the construction permit of such an injection well – the first application to be accepted by the EPA in Louisiana.

Development of the Hackberry Carbon Sequestration project remains subject to signing definitive agreements, obtaining the necessary permits, and all partners reaching a final investment decision.

Plastic Recycling: TotalEnergies and New Hope Energy partner on U.S. advanced recycling project

On May 18, 2022, TotalEnergies and New Hope Energy announced a commercial agreement under which New Hope Energy intends to build an advanced recycling plant in Texas to transform end-of-life plastic waste into a recycled feedstock that TotalEnergies intends to partly purchase and convert into virgin-quality polymers, which can be used for food-grade packaging.

1 Powers are expressed in dc and correspond respectively in ac to 7 GWac in operation and 22,3 GWac in development

The New Hope Energy plant is expected to start production in 2025 and will use a patented pyrolysis technology that was developed in partnership with Lummus Technology to process and convert more than 310,000 tons per year of mixed plastic waste that would otherwise be destined for the landfill or incineration. TotalEnergies expects to use 100,000 tons of Recycled Polymer Feedstock (RPF) in its Texas-based production units to manufacture high-quality polymers suitable for food-grade applications such as flexible and rigid food packaging containers.

USA: Sanction of the Ballymore development in the U.S. Gulf of Mexico

On May 17, 2022, TotalEnergies, through its affiliate TotalEnergies E&P USA, Inc., announced the sanction of the Ballymore development, located 120 kilometers off the coast of Louisiana in the U.S. Gulf of Mexico.

TotalEnergies holds a working interest of 40% in Ballymore. Co-owner Chevron U.S.A. Inc., a subsidiary of Chevron Corporation, holds a 60% working interest as operator.

The Ballymore field expects to be developed through three production wells, tied back to the Chevron-operated Blind Faith Floating Production Unit. First Oil is expected in 2025 with an estimated capacity of 75,000 barrels of oil per day. By utilizing existing infrastructure, the project ensures the lowest development costs and lower emission intensity.

Methane emissions reduction: TotalEnergies implements a worldwide drone-based detection campaign

On May 16, 2022, as part of its commitment to identify, quantify and reduce methane emissions linked to its operations, TotalEnergies announced it launched a worldwide drone-based emissions detection and quantification campaign across all its upstream Oil & Gas operated sites. The campaign uses Airborne Ultralight Spectrometer For Environmental Applications (AUSEA) technology developed by TotalEnergies, the French National Research Center for Scientific Research (CNRS) and University of Reims Champagne Ardenne.

After being successfully tested at sites in Nigeria, Italy, the Republic of the Congo and the Netherlands, AUSEA technology is being rolled out this year at all upstream Oil & Gas sites operated by TotalEnergies. The campaign began in early March for African offshore sites, has now been launched in South America and will reach Europe this summer. The campaign is an important step towards achieving a reduction of 50% in methane emissions at Company operated sites by 2025 and of 80% by 2030 (targets in relation to 2020 methane emissions at Company operated sites).

TotalEnergies and Ørsted partner to participate in Dutch offshore wind tenders

On May 13, 2022, TotalEnergies and Ørsted have jointly submitted bids for the two Dutch offshore wind tenders “Holland Coast West” with the aim to achieve net positive impact on biodiversity and the Dutch energy system. The Holland Coast West wind farms are located approximately 53 kilometers off the Dutch coast and have a combined capacity of nearly 1.5 GW.

As world-class leaders in renewable energy and offshore wind, Ørsted and TotalEnergies intend to combine their strengths in these tenders with a view to contribute to the Netherlands’ objective of developing more than 70 GW of offshore wind capacity by 2050 for power generation associated with large scale hydrogen production.

TotalEnergies and Ørsted believe the Hollandse Kust West (HKW) Site VI tender proposal will change how wind farms relate to ecology. With its measures, unprecedented monitoring program, and strong cooperation with companies, institutes, universities and NGOs it focuses on working with all parties, both international and local, to build the knowledge needed to have wind farms strengthen nature by default.

The winners of the tenders are expected to be announced by the Dutch government in Autumn 2022.

United States: TotalEnergies won maritime lease to develop a 1 GW offshore wind farm off North Carolina’s coast

On May 13, 2022, TotalEnergies announced it was named a winner by the Bureau of Ocean Energy Management of maritime lease area OCS-A 0545 in the United States, as part of the Carolina Long Bay auction held on Wednesday, May 11, 2022.

This bid for the development of an offshore wind farm in the Carolina Long Bay was won for a consideration of US$ 160 million by TotalEnergies.

Located 20 nautical miles (37 kilometers) from the coast, the lease covers a 120 square nautical miles area (222 square kilometers) that is expected to generate a capacity of more than 1 GW, enough to provide power to more than approximately 300,000 homes. The project is expected to come online by 2030.

This announcement follows the award to TotalEnergies in February 2022 of a lease to develop a 3 GW wind farm off the coast of New York and New Jersey in the United States.

The Carolina Long Bay project is part of the U.S. government's goal to deploy 30 GW of offshore wind in the U.S. by 2030, in response to the climate challenge.

TotalEnergies pursues its development in floating offshore wind with the start of construction of a first farm in France

On May 10, 2022, TotalEnergies announced the start of construction of the Eolmed project, operated by Qair and in which TotalEnergies has a 20% stake. This 30 megawatt (MW) project is located more than 18 kilometers off the coast of Gruissan and Port la Nouvelle (Occitan region), France. The start of production is expected by 2024.

The wind farm is expected to consist of three 10 MW wind turbines mounted on steel floats and connected to the French Electricity Transmission Network (RTE) by an underwater cable.

This project is part of TotalEnergies’ strategy to develop floating wind energy, which allows access to deeper sites, further from the coast, and to take advantage of greater wind resources.

Brazil: start of production from the first development phase of the giant Mero field

On May 2, 2022, TotalEnergies announced the start of production from the first development phase of the giant Mero field in the Libra block, more than 150 kilometers off the coast of Rio de Janeiro, in the prolific pre-salt area of the Santos Basin.

Launched in late 2017, this first phase (Mero-1) includes a floating production, storage and offloading unit (FPSO) with an expected production capacity of 180,000 barrels of oil per day.

This first phase is expected to be followed by three additional development phases, with the Mero-2, Mero-3 and Mero-4 FPSOs, each with an expected production capacity of 180,000 barrels of oil per day and production start-ups scheduled between 2023 and 2025.

The Mero unitized field is operated by Petrobras (38.6%), in partnership with TotalEnergies (19.3%), Shell Brasil (19.3%), CNPC (9.65%), CNOOC Limited (9.65%) and Pré-Sal Petróleo SA -PPSA (3.5%), representing the Government in the non-contracted area.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2021.